Exhibit 99.1

Vermilion Energy Inc. Receives National Ecology Award in France

CALGARY, Dec. 4, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce that its environmental partnership with the tomato growing company Tom d'Aqui in Parentis-en-Born (France Aquitaine Basin) has earned a national ecology award from the French government.

The 2013 Circular Economy Award for Industrial and Regional Ecology was presented to Vermilion in Paris on December 3, 2013, by Philippe Martin, French Minister of Ecology, Sustainable Development and Energy. The award recognizes economically successful enterprises that operate within a "circular economy," in which businesses and processes conserve, reuse and recycle resources to better protect our environment.

"While this is just one of many projects we have undertaken in the areas of safety, health and the environment globally, it represents a significant sustainability partnership for our operations in France," stated Vermilion's President and CEO Lorenzo Donadeo. "As a good corporate citizen, we continually focus on safety, health and the environment and this project demonstrates Vermilion's commitment to the communities in which we live and work, including local job creation and our respect for minimizing the environmental footprint of our operations.  We are very pleased to have received this recognition from the Government of France."

Project Description

The partnership began in the mid-2000s, as Vermilion sought to support the local community while adding environmental value. At the same time, four local agricultural engineers wanted to create an economically and environmentally viable "eco-greenhouse" operation in which to grow tomatoes. After considerable research, and support from the local authorities, a rezoning of the land next to Vermilion's Parentis operation was realized, allowing Vermilion and the growers to sign a 25-year partnership agreement in 2008.

Today, Tom d'Aqui's 10 hectares of greenhouse use the heat from Vermilion's produced water source to create an eco-friendly environment in which to grow some 3,000 tonnes of tomatoes on the vine annually, supporting 150 local jobs and reducing carbon dioxide emissions by 10,000 tonnes per year.

Here's how it works:

•	Vermilion's petroleum extraction process in the Parentis field produces a mix of oil, gas and water, which is naturally heated to around 60°C.
•	After the oil and gas are separated out, the heated water enters a "closed loop" system where heat exchangers transfer its caloric energy to a second water system belonging to Tom d'Aqui (the two water systems never physically mix).
•	The second water system heats the Tom d'Aqui greenhouse next to the Parentis battery.
•	Vermilion reuses the produced water by pumping it back underground to maintain operating pressures and to enhance production.

This "geothermal" heating system allows the greenhouse to be heated without carbon emissions, a key element in their certification as "eco-greenhouse." Tom d'Aqui also incorporates a 1,300-square metre array of solar panels to further reduce energy use, fully recycles all of the water used in the grow operation, and uses integrated biological protection (insect against insect) to avoid pesticide use. The tomatoes are raised on organic substrates made from coconut shells, which are completely recycled at the end of the crop cycle.

This project reduces the cost of traditional tomato growing operations in the region, allowing the producers to compete with warmer climate producers. As a member of the Rougeline tomato distribution group, Tom d'Aqui is delivering on Rougeline's consumer guarantee of healthy, high quality food, at a fair price and with respect for the environment.

The success of this project, which takes advantage of a previously unused resource within Vermilion's production process, is leading to 5 hectares of greenhouse expansion in Parentis in 2016 and creating an additional 50 jobs.

Similar value-added projects elsewhere are under evaluation to benefit both local communities and our global environment.

By the Numbers

•	10 hectares of greenhouses built (the equivalent of more than 12 Canadian football fields)
•	150 local jobs created
•	3,000 tonnes of tomatoes produced annually
•	10,000 tonnes of CO2 saved annually

About Vermilion Energy Inc.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.20 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 18-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

For further information:

Lorenzo Donadeo, President & CEO;
and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com